Exhibit 99.3

INTERXION HOLDING N.V.

PROXY CARD

Annual General Meeting

June 29, 2018

(Solicited on Behalf of the Board of Directors)

The undersigned shareholder of InterXion Holding N.V. (the “Company”) hereby constitutes and appoints each of David C. Ruberg and Jaap Camman as the attorney and proxy of the undersigned, with full power of substitution and revocation, to vote for and in the name, place and stead of the undersigned at the Annual General Meeting of the Company to be held at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands, on Friday, June 29, 2018 beginning at 9:00 CET, and at any adjournments thereof, the number of votes the undersigned would be entitled to cast if present.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER

DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE,

THIS PROXY WILL BE VOTED FOR EACH OF THE FOLLOWING PROPOSALS.

1.	Proposal to adopt the Dutch statutory annual accounts of the Company for the financial year ended December 31, 2017.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Proposal to discharge the members of our Board from certain liabilities for the financial year ended December 31, 2017.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Proposal to re-appoint one Non-Executive Director, as described in the proxy statement:

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Proposal to appoint one Non-Executive Director, as described in the proxy statement:

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Proposal to award restricted shares to our Non-Executive Directors, as described in the proxy statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	Proposal to award performance shares to our Executive Director, as described in the proxy statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.

Proposal to designate the Board as the corporate body authorized for a period of 18 months to be calculated from the date of this annual meeting to issue (and grant rights to subscribe for) up to 2,441,601 shares in the share capital of the Company in relation to the Company’s employee incentive schemes.

☐ FOR	☐ AGAINST	☐ ABSTAIN

8.

Proposal to designate the Board as the corporate body authorized for a period of 18 months to restrict or exclude pre-emption rights in respect of any issuance of shares in relation to the Company’s employee incentive schemes.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.

Proposal to designate the Board as the corporate body authorized, for a period of 18 months to be calculated from the date of this annual meeting to issue (and grant rights to subscribe for) shares representing up to 10% of the current issued share capital of the Company at such price, and on such conditions as determined for each issue by the Board for general corporate purposes.

☐ FOR	☐ AGAINST	☐ ABSTAIN

10.

Proposal to designate the Board as the corporate body authorized for a period of 18 months to be calculated from the date of this annual general meeting to restrict or exclude pre-emption rights in respect of any issuance of shares for general corporate purposes in relation to the issuance of shares up to 10% of our current authorized share capital for general corporate purposes.

☐ FOR	☐ AGAINST	☐ ABSTAIN

11.	Proposal to appoint KPMG Accountants N.V. to audit the annual accounts of the Company for the financial year ended December 31, 2018.

☐ FOR	☐ AGAINST	☐ ABSTAIN

12.	In the attorney’s discretion, upon such other business as may properly come before the meeting or any adjournments thereof.

Said attorneys and proxies, or their substitutes, at said meeting, or any adjournments thereof, may exercise all of the powers hereby given. Any proxy heretofore given is hereby revoked.

Receipt is acknowledged of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice.

, 2018
Signature of Shareholder

Title

, 2018
Signature of Shareholder

Title

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.